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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (RULE 13D - 101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __) *

                           METRETEK TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    59159Q107
                                    ---------
                                 (CUSIP Number)


                               PAUL R. HESS, ESQ.
                     KEGLER BROWN, HILL & RITTER CO., L.P.A.
                        65 EAST STATE STREET, SUITE 1800
                              COLUMBUS, OHIO 43215
                                 (614) 462-5400
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 22, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d - 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  59159Q107                                                                 PAGE 2 OF 7 PAGES


    1      NAME OF REPORTING PERSON

           Sidney Hinton

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)
           (a) [ ]
                                                                                       (b) [ ]

   3       SEC USE ONLY


    4      SOURCE OF FUNDS (See Instructions)

           PF

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

    NUMBER OF     7    SOLE VOTING POWER
     SHARES            734,101
  BENEFICIALLY
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
    REPORTING
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             734,101

                 10    SHARED DISPOSITIVE POWER
                       0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           734,101

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.03%

   14      TYPE OF REPORTING PERSON (See Instructions)

           IN

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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D ("Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of Metretek Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 East Seventeenth Avenue, Suite 660, Denver, Colorado 80203.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the person filing this Statement is Sidney Hinton (the "Reporting Person").

     (b) The business address of the Reporting Person is 230 Capcom Avenue, Suite 107, Wake Forest, NC 27587.

     (c) The present principal occupation of the Reporting Person is the President and Chief Executive Officer of PowerSecure, Inc., 230 Capcom Avenue, Suite 107, Wake Forest, NC 27587.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person purchased 98,700 shares of Common Stock in open market stock purchases with his personal funds, including 5,000 shares of Common Stock for $10,167 on November 23, 2004. On November 22, 2004, the Reporting Person acquired 485,401 shares of Common Stock from the Issuer in exchange for 35 shares of common stock of PowerSecure, Inc., which was then a majority-owned subsidiary of the Company, in connection with and on the same terms as the Issuer acquired PowerSecure shares from all other minority shareholders of PowerSecure. These shares were issued pursuant to a Stock Purchase Agreement, dated as of September 10, 2004, between the Issuer and the Reporting Person.

     On June 15, 2000, the Reporting Person was granted options to purchase 20,000 shares of Common Stock at a purchase price of $6.875 per share. On June 19, 2001, the Reporting Person was granted options to purchase 125,000 shares of Common Stock at a purchase price of $1.50 per share. All such options were granted under the Issuer's 1998 Stock Incentive Plan (the "1998 Plan"), are fully vested and exercisable as of the date of this Report, and will expire 10 years after the date of grant. On July 15, 2004, the Reporting Person was granted 15,000 shares of restricted Common Stock, of which



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5,000 shares vest on January 1, 2005, and the remaining 10,000 shares vest in two equal installments on the next two anniversaries of such date. All shares of restricted Common Stock held by the Reported Person were granted to him under the Issuer's 1998 Plan.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes.

     Depending upon market conditions and other factors that the Reporting Person may deem material to an investment decision (including, but not limited to, market conditions, price and availability of shares of Common Stock, subsequent developments affecting the Company's condition, general stock market and economic conditions and tax and estate planning considerations), the Reporting Person may from time to time in the future acquire beneficial ownership of additional shares of Common Stock or securities convertible into shares of Common Stock or dispose of any shares of Common Stock beneficially owned by him in open market or privately negotiated transactions or otherwise. In addition, in his capacity as the President and Chief Executive Officer of PowerSecure, a wholly-owned subsidiary of the Issuer, the Reporting Person will participate from time to time in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions specified in (a) through (j) of Item 4 of Schedule 13D.

     Other than as set forth above, the Reporting Person does not have any present plans or proposals which would relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to change his plans and intentions at any time he deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of November 23, 2004, the Reporting Person beneficially owned 734,101 shares of Common Stock, which represented 6.03% of the issued and outstanding shares of Common Stock of the Issuer (based upon 12,180,141 shares of Common Stock issued and outstanding as of such date), including exercisable options to purchase 145,000 shares of Common Stock exercisable on such date and 5,000 shares of restricted Common Stock that vest within 60 days of such date, but not including 10,000 shares of restricted Common Stock that vest more than 60 days after such date.

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of all shares of Common Stock beneficially owned by him.

     (c) During the past 60 days, the Reporting Person has not effected any transactions in Common Stock, except for the transactions identified in Item 3 above.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.


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     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3 above, the Reporting Person (i) has the right to acquire 145,000 shares of Common Stock upon the exercise of currently exercisable options pursuant to the Issuer's 1998 Plan, and (ii) owns 15,000 shares of restricted Common Stock granted under pursuant to the Issuer's 1998 Plan that vest in three equal annual installments commencing January 1, 2005.

     In addition, as described in Item 3 above, on November 22, 2004, the Reporting Person acquired 485,401 shares of Common Stock from the Issuer in exchange for 35 shares of common stock of PowerSecure, Inc., pursuant to a Stock Purchase Agreement, dated as of September 10, 2004, between the Issuer and the Reporting Person.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies or otherwise.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Form of Stock Purchase Agreement, dated as of September 10, 2004, between the Issuer and Sidney Hinton (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed September 13, 2004).

     2. Metretek Technologies, Inc. 1998 Stock Incentive Plan, as amended and restated June 14, 2004 (Incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form S-8, Registration No. 333-116431).






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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 29, 2004                    /s/ Sidney Hinton
                                            -----------------------
                                            Sidney Hinton





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